Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Receives China CFDA Approval for its Renaissance Systems

CAESAREA, Israel – September 9, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQ GM: MZOR), a developer of innovative guidance systems and complementary products, announced today that the China Food and Drug Administration (CFDA) has approved the Company's Renaissance® system, a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner.

In addition to gaining the necessary regulatory approvals, the Company’s distribution partner in China, Cicel, has coordinated seminars and hands-on-lab experiences in the U.S. for China’s leading spine surgeons to learn about the Renaissance system and its clinical benefits.  Cicel is based in Beijing and has six other offices throughout China helping to establish close relationships with surgeons, hospitals and other medical organizations.

“Receiving CFDA’s approval for marketing the Renaissance system in China is a significant achievement for Mazor, giving us access to a large and growing market opportunity,” commented Ori Hadomi, Chief Executive Officer. “China continues to adopt proven and state-of-the-art technologies to offer better patient outcomes, so we believe Renaissance is well-positioned to gain market acceptance.  Our distribution partner, Cicel, believes the target market for Renaissance is in the hundreds of hospitals in China. Now, with the CFDA approval, our partner will initiate its marketing and sales process to introduce Renaissance to this important market. Cicel has the local market knowledge and expertise along with the sales, marketing and clinical organization to quickly raise awareness of the Renaissance system.”

Currently, Mazor has seven Renaissance systems installed throughout Asia, in India, Hong Kong, Taiwan, Singapore, Vietnam and Australia.

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 50,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company , and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  For example, we are using forward-looking statements when we discuss that CFDA’s approval for marketing the Renaissance system in China gives Mazor access to a large and growing market opportunity, that Renaissance is well-positioned to gain market acceptance in China, that there are hundreds of hospitals in China which would be Mazor’s distribution partner’s target market for the Renaissance system, or that Mazor’s distribution partner can quickly raise the awareness of the Renaissance system and introduce Mazor’s technology to this market.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

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212.850.6020; 646.201.5447

David Schemelia/John Carter – Media
dave@evcgroup.com; jcarter@evcgroup.com;
646.201.5431; 212.850.6021